

Financial Contact:
Josh Hirsberg
(702) 792-7234
joshhirsberg@boydgaming.com

Media Contact:
Rob Meyne
(702) 792-7353
robmeyne@boydgaming.com

BOYD GAMING AMENDS BANK CREDIT FACILITY

LAS VEGAS, NV – DECEMBER 21, 2009 – Boyd Gaming Corporation **(NYSE: BYD)** today announced it amended (the "Amendment") its First Amended and Restated Credit Agreement dated as of May 24, 2007 (the "Credit Agreement").

 "While not required by our lenders, this Amendment provides us with enhanced flexibility and furthers our ability to pursue potential strategic growth opportunities in the future. This Amendment was done with full consideration of our recently announced proposal to acquire the assets of Station Casinos, and that proposal was not contingent on this Amendment," said Keith Smith, President and Chief Executive Officer of Boyd Gaming.

In addition to other changes, pursuant to the Amendment, beginning March 31, 2011, Boyd Gaming's ratio to determine maximum funded debt will increase as follows:

- As of March 31, 2011, 7.00 times EBITDA for the four quarters ending on such date;

- As of June 30, 2011, 6.75 times EBITDA for the four quarters ending on such date;

- As of September 30, 2011, 6.50 times EBITDA for the four quarters ending on such date;

- As of December 31, 2011, 6.00 times EBITDA for the four quarters ending on such date;

- As of March 31, 2012, 5.50 times EBITDA for the four quarters ending on such date.

Under the previous terms of the Credit Agreement, Boyd Gaming's ratio to determine maximum funded debt as of March 31, 2011 would have been 6.50 times EBITDA for the four quarters ending on such date, and would have been 5.25 times EBITDA for the four quarters ending as of the end of each calendar quarter thereafter through March 31, 2012. The Amendment does not modify the existing maximum leverage ratio through September 30, 2010, which ranges from 6.50 to 7.25. For the calendar quarter ending December 31, 2010, the Amendment decreases the maximum leverage ratio from 7.50 to 7.25.

Pursuant to the Amendment, Boyd Gaming reduced its borrowing capacity from $4 billion to $3 billion. The Company currently has approximately $2 billion in outstanding debt under the Credit Agreement, and has remaining incremental capacity of approximately $1 billion.

About Boyd Gaming
Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 16 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, and Louisiana. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding Boyd Gaming's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding potential strategic growth opportunities and its proposal to acquire the assets of Station. These forward-looking statements are subject to business and economic risk and reflect the current expectations of Boyd Gaming, and involve subjects that are inherently uncertain and difficult to predict. Actual results could differ materially from these forward-looking statements because of factors such as: the possibility that Boyd Gaming's proposal will not be accepted; the possibility that Station, Station's lenders and Boyd Gaming will be unable to reach agreement on the terms of a sale of Station assets; failure to achieve approval of the bankruptcy court; and other risks that are inherent for transactions of this type, including other factors described in Boyd Gaming's SEC filings. Boyd Gaming can provide no assurances that there will be future strategic growth opportunities, or if there are, that it will be able to consummate them. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of Boyd Gaming's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC, and in Boyd Gaming's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to Boyd Gaming as of the date hereof, and Boyd Gaming assumes no obligation to update any forward-looking statement.